 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________________________________

FORM 11-K

_____________________________________

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

OR

[  ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-01043

_____________________________________

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     BRUNSWICK CORPORATION
    1 N. Field Court
     Lake Forest, Illinois 60045-4811

Financial Statements and Supplemental Schedule

Brunswick Retirement Savings Plan
December 31, 2010 and 2009, and
Year Ended December 31, 2010

With Report of Independent Registered Public Accounting Firm

Brunswick Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009, and Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

The Benefits Administration Committee
Brunswick Corporation

We have audited the accompanying statements of net assets available for benefits of the Brunswick Retirement Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP
Chicago, Illinois
June 27, 2011

1

Brunswick Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments at fair value	$145,458,870	$151,844,352
Contributions receivable:
Employer	142,397	459,076
Participants	–	53,271
Total contributions receivable	142,397	512,347
Notes receivable from participants	2,796,460	4,103,107
Net assets available for benefits, at fair value	148,397,727	156,459,806

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	–	(248,736)
Net assets available for benefits	$148,397,727	$156,211,070

The notes to financial statements are an integral part of these statements.

2

Brunswick Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions
Income:
Net appreciation in fair value of investments	$17,240,083
Interest and dividends from investments	2,122,367
Interest income on notes receivable from participants	135,527
19,497,977

Contributions:
Participants	3,733,365
Rollovers	3,786
Employer	1,096,102
4,833,253
Other income	14,503
4,847,756
Total additions	24,345,733

Deductions
Distributions and withdrawals to participants	31,839,486
Administrative expenses	94,966
Total deductions	31,934,452

Interplan transfers, net	(224,624)
Net decrease in net assets available for benefits	(7,813,343)
Net assets available for benefits:
Beginning of year	156,211,070
End of year	$148,397,727

The notes to financial statements are an integral part of these statements.

3

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2010

1. Description of the Plan

The following description of the Brunswick Retirement Savings Plan (the Plan) provides only general information. Brunswick Corporation (the Company) is the plan sponsor. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan, established by the Company effective January 1, 1986, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee, consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. The Vanguard Group, Inc. (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as identified by the Benefits Administration Committee.

Eligible hourly employees, as identified by the Benefits Administration Committee, who are not eligible to participate in the Brunswick Rewards Plan are eligible to participate in the Plan on the date on which the following requirements are met: (a) attainment of age 21 years, and (b) employment by the Company or a related company to which the Plan has been extended. Eligible employees include all employee groups as outlined in the plan document.

Employees working at least 24 hours per week are eligible to participate in the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Employees can generally increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

4

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Participants may make pretax contributions from 1% to 40% of compensation as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participant pretax and catch-up contributions were subject to the Internal Revenue Service (IRS) limit of $16,500 and $5,500, respectively, in 2010, and these combined contributions cannot exceed 40% of the participant’s compensation.

The basic matching contribution for members of the Fond du Lac Union, Local 1947, is 50% of pretax deferrals, up to 6% of compensation.  The Company’s basic matching contribution for all other employees in the Plan is 5% of pretax deferrals, up to 6% of compensation. These contributions are invested in accordance with the participant’s investment elections. Employee catch-up contributions are not eligible for Company match.

Additional contributions are granted at the discretion of senior management. Such discretionary contributions are limited to 25% of total pretax contributions that do not exceed 6% of compensation.  The Fond du Lac Union, Local 1947, is exempt from consideration for discretionary contributions. Discretionary contributions for the year ended December 31, 2010 were $137,551, and were included as employer contributions receivable in the accompanying statements of net assets available for benefits.

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred. The true-up is performed during the first quarter of the following plan year and is included as an employer contribution receivable in the accompanying statements of net assets available for benefits. It takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made.

For the year ended December 31, 2010, $4,846 relating to the true-ups of certain participant accounts was contributed to the Plan. The true-up balance is reflected as a component of employer contributions receivable in the accompanying statements of net assets available for benefits.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may change their elections and transfer balances between funds at any time.

5

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Forfeitures

Forfeitures are used to reduce eligible Plan expenses or to reduce future Company contributions.

Unallocated forfeiture balances as of December 31, 2010 and 2009, were approximately $170,411 and $231,572, respectively. There were no forfeitures used to reduce eligible Plan expenses and Company contributions for 2010.

Participant Loans

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. Between January 1, 2006 and May 31, 2009, a participant was not permitted to have more than one loan outstanding at any one time with the exception of grandfathered loans outstanding prior to January 1, 2006. After these grandfathered loans are paid off, only one loan is allowed at a time, with the exception of a temporary amendment, effective June 1, 2009, whereby the Plan was amended to temporarily allow active participants to request up to two outstanding loans at a time. Participant loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

Payment of Benefits

Upon termination of employment, participants may elect to roll over account balances into another qualified retirement vehicle or receive a lump-sum distribution. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until age 65. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

6

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

Investment management fees, recordkeeping fees, agent fees, and brokerage commissions are paid by the Plan’s participants. The Plan charges an administrative fee of $700 to accounts requiring a qualified domestic relations order split. The Plan also charges an administrative fee of $30 to initiate a loan via the automated touch-tone customer service system or $80 to initiate a loan through a representative. There is an annual loan maintenance fee of $25 for the life of the loan.

Interplan Transfers

At various times during the year, employees may transfer positions within Brunswick Corporation. If an employee transfers to a Brunswick entity that is covered by a different plan, then an interplan transfer occurs to move that employee’s assets into another Brunswick plan. On a consolidated Brunswick-sponsored plan basis, the interplan transfers net to zero. During the year ended December 31, 2010, the Company transferred $224,624 of Plan assets into the Brunswick Rewards Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the Benefits Administration Committee can direct that all accounts be distributed to the participant or continued in trust for his or her benefit.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Payment of Benefits

Benefit payments are recorded when paid.

7

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

Through June 1, 2010, the Plan invested in the Vanguard Retirement Savings Trust, which invests in fully benefit-responsive investment contracts. These investment contracts were recorded at fair value (see Note 4); however, since these contracts were fully benefit-responsive, an adjustment is reflected in the 2009 statement of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Brunswick ESOP Common Stock Fund is a fund composed principally of Brunswick stock. Dividends received on shares held in the Brunswick ESOP Common Stock Fund may be reinvested in the Plan or received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

8

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements (ASC 820), to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Because ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

9

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

3. Investments

During 2010, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Year Ended December 31,
2010

Common stock	$5,808,903
Mutual funds	11,431,180
$17,240,083

The fair value of individual investments that represent 5% or more of the net assets available for benefits at fair value is as follows:

	December 31,
	2010	2009

Brunswick ESOP Common Stock Fund	$15,199,256	$13,346,138
MainStay Large Cap Growth Fund	15,171,528	−
Royce Premier Fund	9,403,116	*
Vanguard 500 Index Fund	23,666,511	25,044,565
Vanguard Morgan Growth Fund	−	15,176,926
Vanguard Prime Money Market Fund	26,742,234	8,857,069
Vanguard Retirement Savings Trust	−	11,505,858
Vanguard Short-Term Bond Index Fund	−	11,234,485
Vanguard Target Retirement 2015	18,130,957	*
Vanguard Target Retirement 2025	8,607,554	*
Vanguard Total Bond Market Index Fund	8,278,329	8,512,368
Vanguard Wellington Fund Investor Shares	−	25,059,987

*Did not meet 5% threshold.

10

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for assets measured at fair value:

Common stock: Valued at the quoted market price held by the Plan at year-end.

11

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Mutual funds: Valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end.

Common/collective trust fund: Valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding. The underlying assets primarily consist of guaranteed investment contracts and synthetic investment contracts in order to deliver safety and stability by preserving principal and accumulating earnings. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Participant-directed redemptions had no restrictions; however, the Plan was required to provide a one-year redemption notice to liquidate its entire share in the fund. This investment was sold on June 1, 2010.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2010:

	Level 1	Level 2		Level 3		Total
Assets
Common stock	$15,199,256	$	−	$	−	$15,199,256
Mutual funds:
Money market funds	26,742,234		−		−	26,742,234
Bond funds	9,315,807		−		−	9,315,807
Balanced funds	31,891,151		−		−	31,891,151
Domestic stock funds	54,986,699		−		−	54,986,699
International stock funds	7,323,723		−		−	7,323,723
Total investments	$145,458,870	$	−	$	−	$145,458,870

12

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2009:

	Level 1	Level 2		Level 3		Total
Assets
Common stock	$13,346,138	$	−	$	−	$13,346,138
Mutual funds:
Money market funds	8,857,069		−		−	8,857,069
Bond funds	25,375,441		−		−	25,375,441
Balanced funds	31,091,493		−		−	31,091,493
Domestic stock funds	54,078,463		−		−	54,078,463
International stock funds	7,589,890		−		−	7,589,890
Common/collective trust fund	−		11,505,858		−	11,505,858
Total investments	$140,338,494		$11,505,858	$	−	$151,844,352

5. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$148,397,727	$156,211,070
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	−	248,736
Net assets available for benefits per Form 5500	$148,397,727	$156,459,806

13

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

5. Reconciliation to Form 5500 (continued)

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2010
Net decrease in net assets available for benefits per the financial statements	$7,813,343
Adjustment from contract value to fair value	248,736
Net decrease in net assets available for benefits per the Form 5500	$8,062,079

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Related-Party Transactions

The Plan holds units of mutual funds managed by The Vanguard Group, Inc., the Trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

8. Income Tax Status

The Plan has received a determination letter from the IRS dated June 17, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

14

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

8. Income Tax Status (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

15

Brunswick Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 36-0848180 Plan #154

December 31, 2010

		Current
Identity of Issuer	Description of Investment	Value

Brunswick Corporation	Brunswick ESOP Common Stock Fund*	$15,199,256
MainStay Investments	Large Cap Growth Fund Institutional Shares	15,171,528
PIMCO Investments LLC	Total Return Fund II Institutional Class	1,037,478
The Royce Funds	Premier Fund	9,403,116
Templeton Institutional Funds, Inc.	Foreign Equity Series	431,932
The Vanguard Group, Inc.	500 Index Fund*	23,666,511
	Extended Market Index Fund*	949,693
	Prime Money Market Fund*	26,742,234
	Target Retirement 2005*	1,159,349
	Target Retirement 2015*	18,130,957
	Target Retirement 2025*	8,607,554
	Target Retirement 2035*	2,499,316
	Target Retirement 2045*	437,165
	Target Retirement Inc*	1,056,810
	Total Bond Market Index Fund*	8,278,329
	Total International Stock Index Fund*	6,891,791
	Windsor II Fund Investor Shares*	5,795,851
		145,458,870
Participant Loans*	Loans to participants, bearing interest from 3.25%
	to 8.25%, with varying maturities	2,796,460
		$148,255,330

*Represents a party-in-interest to the Plan.

16

Financial Statements and Supplemental Schedule

Brunswick Rewards Plan
December 31, 2010 and 2009, and
Year Ended December 31, 2010

With Report of Independent Registered Public Accounting Firm

Brunswick Rewards Plan

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009, and Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

The Benefits Administration Committee
Brunswick Corporation

We have audited the accompanying statements of net assets available for benefits of the Brunswick Rewards Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP
Chicago, Illinois
June 27, 2011

Brunswick Rewards Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments at fair value	$672,305,663	$592,447,283
Employer contributions receivable	22,484,323	16,133,147
Notes receivable from participants	17,881,165	21,089,659
Net assets available for benefits, at fair value	712,671,151	629,670,089

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	–	(718,057)
Net assets available for benefits	$712,671,151	$628,952,032

The notes to financial statements are an integral part of these statements.

Brunswick Rewards Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions
Income:
Net appreciation in fair value of investments	$72,863,190
Interest and dividends from investments	10,658,423
Interest income on notes receivable from participants	756,168
84,277,781

Contributions:
Participants	25,048,099
Rollovers	1,603,046
Employer	34,731,166
61,382,311
Other income	147,409
61,529,720
Total additions	145,807,501

Deductions
Distributions and withdrawals to participants	62,084,242
Administrative expenses	228,764
Total deductions	62,313,006

Interplan transfers, net	224,624
Net increase in net assets available for benefits	83,719,119
Net assets available for benefits:
Beginning of year	628,952,032
End of year	$712,671,151

The notes to financial statements are an integral part of these statements.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2010

1. Description of the Plan

The following description of the Brunswick Rewards Plan (the Plan) provides only general information. Brunswick Corporation (the Company) is the plan sponsor. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan, established by the Company effective April 1, 1999, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee, consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. The Vanguard Group, Inc. (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as identified by the Benefits Administration Committee.

Employees working at least 24 hours per week are eligible to participate in the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Employees are eligible to participate in the Plan provided they are employed as members of a group of employees of an employer to which the Plan has been extended and are at least 18 years old.

New employees are automatically enrolled in the Plan at a deferral rate of 3% of eligible compensation. Employees have a window of 60 days from the date their demographic data is received at the Trustee in which to opt out of the Plan before automatic enrollment. Employees can generally increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Participants may make pretax contributions from 1% to 40% of compensation as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participant pretax and catch-up contributions were subject to the Internal Revenue Service (IRS) limit of $16,500 and $5,500, respectively, in 2010, and these combined contributions cannot exceed 40% of the participant’s compensation.

Subject to certain limitations, the Company makes a basic biweekly matching contribution equal to 100% of the first 3% of participant contributions plus 50% of the next 2% of contributions. These contributions are invested in accordance with the participant’s investment elections. Employee catch-up contributions are ineligible for Company match.

The Company may make an annual variable retirement contribution of up to 9% of eligible compensation to the accounts of participants employed by the Company as of December 31 of the current plan year. Variable retirement contributions are invested in accordance with the participant’s investment elections. Variable retirement contributions for the year ended December 31, 2010 were $21,811,134, and were included as employer contributions receivable in the accompanying statements of net assets available for benefits.

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred. The true-up is performed during the first quarter of the following plan year. It takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made.

For the year ended December 31, 2010, $673,189 relating to the true-ups of certain participant accounts was contributed to the Plan. The true-up balance is reflected as a component of employer contributions receivable in the accompanying statements of net assets available for benefits.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may change their elections and transfer balances between funds at any time.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Forfeitures

Forfeitures are used to reduce eligible plan expenses or to reduce future Company contributions.

Unallocated forfeiture balances as of December 31, 2010 and 2009, were approximately $655,926 and $565,092, respectively. There were no forfeitures used to reduce eligible Plan expenses and Company contributions for 2010.

Participant Loans

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. Between January 1, 2006 and May 31, 2009, a participant was not permitted to have more than one loan outstanding at any one time with the exception of grandfathered loans outstanding prior to January 1, 2006. After these grandfathered loans are paid off, only one loan is allowed at a time, with the exception of a temporary amendment, effective June 1, 2009, whereby the Plan was amended to temporarily allow active participants to request up to two outstanding loans at a time. Participant loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

Payment of Benefits

Upon termination of employment, participants may elect to roll over account balances into another qualified retirement vehicle or receive a lump-sum distribution. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until age 65. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

Investment management fees, recordkeeping fees, agent fees, and brokerage commissions are paid by the Plan’s participants. The Plan charges an administrative fee of $700 to accounts requiring a qualified domestic relations order split. The Plan also charges an administrative fee of $30 to initiate a loan via the automated touch-tone customer service system or $80 to initiate a loan through a representative. There is an annual loan maintenance fee of $25 for the life of the loan.

Interplan Transfers

At various times during the year, employees may transfer positions within Brunswick Corporation. If an employee transfers to a Brunswick entity that is covered by a different plan, an interplan transfer occurs to move that employee’s assets into another Brunswick plan. On a consolidated Brunswick-sponsored plan basis, the interplan transfers net to zero. During the year ended December 31, 2010, the Company transferred $224,624 of Brunswick Retirement Savings Plan assets into the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the Benefits Administration Committee can direct that all accounts be distributed to the participant or continued in trust for his or her benefit.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Payment of Benefits

Benefit payments are recorded when paid.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

Through June 1, 2010, the Plan invested in the Vanguard Retirement Savings Trust, which invests in fully benefit-responsive investment contracts. These investment contracts were recorded at fair value (see Note 4); however, since these contracts were fully benefit-responsive, an adjustment is reflected in the 2009 statement of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Brunswick ESOP Common Stock Fund is a fund composed principally of Brunswick stock. Dividends received on shares held in the Brunswick ESOP Common Stock Fund may be reinvested in the Plan or received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements (ASC 820), to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Because ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

3. Investments

During 2010, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Year Ended December 31,
2010

Common stock	$15,334,835
Mutual funds	57,528,355
$72,863,190

Brunswick Rewards Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the net assets available for benefits at fair value is as follows:

	December 31,
	2010	2009

Brunswick ESOP Company Stock Fund	$43,894,517	$34,008,990
MainStay Large Cap Growth Fund	69,134,915	–
Royce Premier Fund	59,006,089	43,581,104
Vanguard 500 Index Fund	94,913,378	84,408,384
Vanguard Morgan Growth Fund	–	63,074,365
Vanguard Prime Money Market Fund	94,429,399	*
Vanguard Retirement Savings Trust	–	33,215,455
Vanguard Short-Term Bond Index Fund	–	32,432,048
Vanguard Target Retirement 2015	47,176,896	*
Vanguard Target Retirement 2025	68,681,123	*
Vanguard Total Bond Market Index Fund	48,564,141	42,462,458
Vanguard Total International Stock Index Fund	48,714,286	47,365,697
Vanguard Wellington Fund Investor Shares	–	90,885,358

*Did not meet 5% threshold.

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for assets measured at fair value:

Common stock: Valued at the quoted market price held by the Plan at year-end.

Mutual funds: Valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Common/collective trust fund: Valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding. The underlying assets primarily consist of guaranteed investment contracts and synthetic investment contracts in order to deliver safety and stability by preserving principal and accumulating earnings. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Participant-directed redemptions had no restrictions; however, the Plan was required to provide a one-year redemption notice to liquidate its entire share in the fund. This investment was sold on June 1, 2010.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2010:

	Level 1	Level 2		Level 3		Total
Assets
Common stock	$43,894,517	$	−	$	−	$43,894,517
Mutual funds:
Money market funds	94,429,399		−		−	94,429,399
Bond funds	54,895,351		−		−	54,895,351
Balanced funds	170,220,135		−		−	170,220,135
Domestic stock funds	259,088,908		−		−	259,088,908
International stock funds	49,777,353		−		−	49,777,353
Total investments	$672,305,663	$	−	$	−	$672,305,663

Brunswick Rewards Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2009:

	Level 1	Level 2		Level 3		Total
Assets
Common stock	$34,008,990	$	−	$	−	$34,008,990
Mutual funds:
Money market funds	24,491,012		−		−	24,491,012
Bond funds	91,143,281		−		−	91,143,281
Balanced funds	143,778,643		−		−	143,778,643
Domestic stock funds	218,444,205		−		−	218,444,205
International stock funds	47,365,697		−		−	47,365,697
C Common/collective trust fund	−		33,215,455		−	33,215,455
Total investments	$559,231,828		$33,215,455	$	−	$592,447,283

5. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$712,671,151	$628,952,032
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	−	718,057
Net assets available for benefits per Form 5500	$712,671,151	$629,670,089

Brunswick Rewards Plan

Notes to Financial Statements (continued)

5. Reconciliation to Form 5500 (continued)

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2010
Net increase in net assets available for benefits per the financial statements	$83,719,119
Adjustment from contract value to fair value	(718,057)
Net increase in net assets available for benefits per the Form 5500	$83,001,062

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Related-Party Transactions

The Plan holds units of mutual funds managed by The Vanguard Group, Inc., the Trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

8. Income Tax Status

The Plan has received a determination letter from the IRS dated June 27, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

8. Income Tax Status (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Brunswick Rewards Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 36-0848180 Plan #170

December 31, 2010

		Current
Identity of Issuer	Description of Investment	Value

Brunswick Corporation	Brunswick ESOP Common Stock Fund*	$43,894,517
MainStay Investments	Large Cap Growth Fund Institutional Shares	69,134,915
PIMCO Investments LLC	Total Return Fund II Institutional Class	6,331,210
The Royce Funds	Premier Fund	59,006,089
Templeton Institutional Funds, Inc.	Foreign Equity Series	1,063,067
The Vanguard Group, Inc.	500 Index Fund*	94,913,378
	Extended Market Index Fund*	5,433,444
	Prime Money Market Fund*	94,429,399
	Target Retirement 2005*	2,472,402
	Target Retirement 2015*	47,176,896
	Target Retirement 2025*	68,681,123
	Target Retirement 2035*	32,477,527
	Target Retirement 2045*	17,020,712
	Target Retirement Inc*	2,391,475
	Total Bond Market Index Fund*	48,564,141
	Total International Stock Index Fund*	48,714,286
	Windsor II Fund Investor Shares*	30,601,082
		672,305,663
Participant Loans*	Loans to participants, bearing interest from
	3.25% to 8.75%, with varying maturities	17,881,165
		$690,186,828

*Represents a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plans) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

By: BRUNSWICK CORPORATION
as Administrator of the Plans

Date: June 27, 2011	By:	/s/ B. RUSSELL LOCKRIDGE
B. Russell Lockridge
Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm